VRONA & VAN SCHUYLER CPAs, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

WENDCHARLES I, LLC

FINANCIAL STATEMENTS - INCOME TAX BASIS

DECEMBER 27, 2015 AND DECEMBER 28, 2014

VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
ADMIN@VRONAVANSCHUYLERCPA.COM
WWW.VRONAVANSCHUYLERCPA.COM
TEL: 516-670-9479 FAX: 516-670-9477

240 LONG BEACH ROAD
ISLAND PARK, NY 11558-1541

232 MADISON AVE., 3RD FL
NEW YORK, NY 10016-2901

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Wendcharles I, LLC
27 Central Avenue
Cortland, New York

We have reviewed the accompanying statements of assets, liabilities and members' capital-income tax basis of Wendcharles I, LLC as of December 27, 2015 and December 28, 2014 and the related statements of revenues and expenses-income tax basis, changes in members' capital-income tax basis and cash flows-income tax basis for years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the income tax basis of accounting and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with the income tax basis of accounting, as described in Note 1.

Vrona & Van Schuyler CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

January 29, 2016

Wendcharles I, LLC
Statements of Assets, Liabilities and Members' Capital-Income Tax Basis
December 27, 2015 and December 28, 2014

ASSETS

	2015	2014
Current assets:		
Cash (Note 1I)	$ 865,250	$ 511,413
Inventories - (Note 1C)	64,769	51,886
Prepaid expenses and other current assets	6,414	8,477
Total current assets	936,433	571,776
Property and equipment - (Notes 1D and 2)	560,957	618,737
Other assets:		
Goodwill, net of accumulated amortization of $491,576 in 2015 and $491,576 in 2014 - (Note 1E)	983,163	1,060,780
Deposits	11,190	11,190
Total other assets	994,353	1,071,970
TOTAL ASSETS	$2,491,743	$2,262,483

LIABILITIES AND MEMBERS' CAPITAL

	2015	2014
Current liabilities:		
Current maturities of long-term debt - (Note 3)	$ 64,925	$ 61,380
Accounts payable, accrued expenses and taxes payable	758,509	756,278
Total current liabilities	823,434	817,658
Long-term liabilities:		
Deferred rent credit	8,417	9,417
Long-term debt, less current maturities - (Note 3)	145,873	210,798
Total Long-term liabilities	154,290	220,215
TOTAL LIABILITIES	977,724	1,037,873
Commitments and contingencies - (Notes 3, 4, 5 and 7)	-	-
Members' capital - (Notes 1A, 5 and 6B)	1,514,019	1,224,610
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$2,491,743	$2,262,483

See independent accountants' review report and notes to the financial statements.

Wendcharles I, LLC
Statements of Revenues and Expenses-Income Tax Basis
For the Years Ended December 27, 2015 and December 28, 2014

	2015	2014
Sales - net	$10,870,897	10,885,339
Cost of sales - net	3,166,937	3,175,353
Gross profit	7,703,960	7,709,986
Labor expenses	3,246,489	3,524,879
Store operating and occupancy expenses	1,976,089	2,160,267
General and administrative expenses	702,124	610,516
Advertising expenses - (Note 4A)	546,318	585,323
Royalty expense - (Note 4A)	434,836	435,414
Depreciation and amortization - (Notes 1D, 1E, and 1F)	210,954	408,509
Interest expense - (Note 3)	42,512	42,454
Total operating expenses	7,159,322	7,767,362
Operating income (loss)	544,638	(57,376)
Gain/(loss)on sale/(disposal)of assets	(3,487)	(2,460)
Loss on closing of restaurant	0	(176,415)
Workers' compensation refund	0	135,000
Other income	17,068	24,455
Excess(deficiency)of revenues over expenses - (Note 1G)	$ 558,219	$(76,796)

See independent accountants' review report and notes to the financial statements.

Wendcharles I, LLC
Statements of Changes in Members' Capital-Income Tax Basis
For the Years Ended December 27, 2015 and December 28, 2014

Members' Capital, December 29, 2013	$ 6,831
Excess(deficiency)of revenues over expenses December 28, 2014	(76,796)
Capital contribution, December 28, 2014	1,400,000
Distributions paid to members	(105,425)
Members' Capital, December 28, 2014	1,224,610
Excess(deficiency)of revenues over expenses December 28, 2014	558,219
Redemption of members' interest	(109,000)
Capital contribution, December 27, 2015	5,000
Distributions paid to members	(164,810)
Members' Capital, December 27, 2015	$ 1,514,019

See independent accountants' review report and notes to the financial statements.

Wendcharles I, LLC
Statements of Cash Flows-Income Tax Basis
For the Years Ended December 27, 2015 and December 28, 2014

	2015	2014
Cash flows from operating activities:		
Excess(deficiency)of revenues over expenses	$ 558,219	$(76,796)
Adjustments to reconcile to net cash provided by operating activities:		
Depreciation and amortization	210,954	408,509
(Gain)/loss on (sale)/disposal of assets	3,487	2,460
Loss on closing of restaurants	0	176,415
Increase (decrease) in cash attributed to changes in assets and liabilities:		
Decrease (increase)in inventories	(12,883)	4,739
Decrease (increase) in prepaid expenses and other current assets	2,063	18,190
Increase (decrease) in accounts payable, accrued expenses and taxes	1,231	65,462
Total adjustments	204,852	675,775
Net cash provided by operating activities	763,071	598,979
Cash flows from investing activities:		
Capital expenditures, tangible and intangible assets	(79,044)	(462,145)
Net cash provided by(used in)investing activities	(79,044)	(462,145)
Cash flows from financing activities:		
Redemption of members' interest	(109,000)	0
Repayments of note payable	(61,380)	(1,187,666)
Members' distributions	(164,810)	(105,425)
Members' capital contributions	5,000	1,400,000
Proceeds from debt	0	150,000
Net cash provided by(used in)financing activities	(330,190)	256,909
Net increase (decrease) in cash	353,837	393,743
Cash, beginning of period	511,413	117,670
Cash, end of period	$ 865,250	$ 511,413
Additional Cash Flow Information:		
Interest paid during the year	$ 42,713	$ 56,359

See independent accountants' review report and notes to the financial statements.

Wendcharles I, LLC
Notes to the Financial Statements
December 27, 2015 and December 28, 2014

Note 1 - Summary of Significant Accounting Policies

(A) The Company:

Wendcharles I, LLC was formed on June 24, 2008 pursuant to the South Carolina Code of Laws to acquire, own and operate eleven existing Wendy's Old Fashioned Hamburger Restaurants in the Charleston, South Carolina metropolitan area. As part of the same overall transaction, another South Carolina limited liability company, Wendcharles II, LLC, affiliated with the Company by certain common management and ownership interests, acquired six other existing Wendy's Old Fashioned Hamburger Restaurants in and proximate to North Charleston. The restaurants were all acquired from one unrelated seller for an aggregate purchase price of $5,760,000, less net adjustments to the Company of approximately $14,000. The Company's recorded goodwill in the amount of approximately $4,060,000. The purchase price was financed principally by a $3,500,000 loan from Bank of America, with the balance provided by capital contributions of the members. The acquisition closed and restaurant operations commenced on September 16, 2008.

The leases for the eleven leasehold estates, all in South Carolina, were assigned to the Company from different lessors. Four locations each are in Charleston and North Charleston and three are in Mt. Pleasant as follows: Charleston: 1721 Sam Rittenberg Boulevard; 194 Cannon Street; 343 Folly Road; and 5275 International Blvd; North Charleston: 4113 Rivers Avenue; 5115 Dorchester Rd; 9145 University Blvd; and 4892 Ashley Phosphate Road; Mt Pleasant: 361 Highway 17 By-Pass; 935 Chuck Dawley Boulevard; and 596 Long Point Road. (See Note 4B).

On December 26, 2011 the Company sold its Sam Rittenberg Boulevard location to Wendcharles II, LLC, a related party. (See Notes 1A and 2).

In 2013 the Company closed its 5115 Dorchester Road store and sold its 4892 Ashley Phosphate Road store to Wendcharles II, LLC.

In 2014 the Company closed its 194 Cannon Street location. (See Note 2).

The Company is to continue in perpetuity, except it is to be dissolved as a result of the sale of all business operations or the sale of all or substantially all of its assets, in each of such cases upon the receipt of the consideration therefor in cash or the reduction to cash of non-cash consideration, or upon the occurrence of certain events as set forth in the operating agreement. (See Note 5B).

The Company currently operates seven restaurants, all of which are leased.

(B) Income Tax Basis of Accounting:

The Company is treated as a partnership for Federal and South Carolina income tax purposes. The accompanying financial statements have been prepared on the basis of accounting used to prepare the Company's federal partnership return. Such other comprehensive basis of accounting differs from generally accepted accounting principles. Accordingly, the accompanying financial statements are not intended to present financial position and results of operations in accordance with generally accepted accounting principles.

Wendcharles I, LLC
Notes to the Financial Statements
December 27, 2015 and December 28, 2014

Note 1 - Summary of Significant Accounting Policies - (Continued):

(C) Inventories:

Inventories represent food and supplies and are stated at cost.

(D) Property, Equipment and Depreciation:

Property and equipment are stated at cost. Depreciation is provided by application of the straight-line method over depreciable lives as follows:

Land improvements	15 years
Leasehold improvements	15 to 39 years
Restaurant equipment	5 to 7 years
Automobile	5 years

If it had qualifying property placed in service during the year, the Company has taken additional depreciation deductions in accordance with the federal government's enactment of the Economic Stimulus Act of 2008, amended by the American Recovery and Reinvestment Act of 2009, the Small Business Jobs Act of 2010, and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010.

(E) Goodwill:

Goodwill, representing the excess of the purchase price over the fair value of the assets acquired, is amortized over fifteen years.

(F) Deferred Costs:

The Company capitalized the costs incurred in obtaining its financing and its leases. These costs are amortized over the life of the loan.

(G) Income Taxes:

The Company was organized as a Limited Liability Company under the laws of South Carolina and is not subject to any federal or state income tax. For federal and South Carolina income tax purposes, the Company is treated as a partnership. Accordingly, each member is required to report on his federal and applicable state income tax return his distributive share of all items of income, gain, loss, deduction, credit and tax preference of the Company for any taxable year, whether or not any cash distribution has been or will be made to such member.

The Company's tax returns are subject to examination by the Federal and State taxing authorities. The tax laws, rules and regulations governing these returns are complex, technical and subject to varying interpretations. If an examination required the Company to make adjustments, the profit or loss allocated to the members would be adjusted accordingly. Management believes the Company is no longer subject to tax examinations for the years prior to 2012.

Although income tax rules are used to determine the timing of the reporting revenues and expenses, non-taxable and non-deductible expenses are included in the determination of net income in the accompanying financial statements.

Wendcharles I, LLC
Notes to the Financial Statements
December 27, 2015 and December 28, 2014

Note 1 - Summary of Significant Accounting Policies - (Continued):

(H) Fiscal Year:

The Company's annual accounting period is a fiscal year ending on the last Sunday of December.

(I) Cash:

The Company maintains its cash in various banks. The accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation, to a maximum of $250,000. At any time during the year, the cash balance may exceed $250,000.

(J) Use of Estimates:

The preparation of financial statements in conformity with the income tax accrual basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

(K) Advertising:

The Company expenses all advertising costs when incurred.

(L) Sales Tax:

The Company collects sales tax and remits to the state of South Carolina. The liability is reflected in taxes payable on the balance sheet.

Note 2 - Property and Equipment

Property and equipment consist of the following:

	2015	2014
Land improvements	$ 220,466	$ 214,972
Leasehold improvements	977,820	937,648
Restaurant equipment	1,502,036	1,488,650
Construction in progress	0	0
Automobile	13,514	13,514
Total	2,713,836	2,654,784
Less: Accumulated depreciation	2,152,879	2,036,047
Property and equipment, net	$ 560,957	$ 618,737

In 2014 the Company closed its 194 Cannon Street restaurant and recognized a loss of $176,415.

Wendcharles I, LLC
Notes to the Financial Statements
December 27, 2015 and December 28, 2014

Note 3 - Long Term Debt

On March 17, 2010, the Company borrowed $250,000 from Wen-Restaurants LLC (a related company, see note 6C). Repayment terms were $2,440 per month including interest at 3.25% per annum. In November 2013 the Company prepaid $45,126 to reduce the loan balance to $125,000. Terms were monthly payments of $1,221 including interest of 3.25% for 120 months. The loan was repaid in 2014.

In October 2011 the Company borrowed $120,000 from M&T Bank. Repayment terms are $3,333 per month for 36 months plus interest at 3.25%.The loan was repaid in 2014.

In April 2012 the Company borrowed $180,000 from Wendcapital LLC, a related party. Repayment terms are $1,757 per month for 144 months at an interest rate of 6%. Additional interest may be charged if certain performance based sales are realized.

The future principal payments are as follows:

2016	$ 13,159
2017	13,970
2018	14,882
2019	15,746
2020	16,718
Thereafter	63,492
	$ 137,967

On June 27, 2013 the Company borrowed $1,100,000 from M&T Bank. Repayment terms are approximately $18,644 plus interest at 3% for 59 months. The loan was repaid in 2014.

The Company borrowed $150,000 from M&T Bank in May of 2014 for equipment. Repayment terms are $4,414 per month for 36 months including interest at 3.25%.

The future principal payments are as follows:

2016	$ 51,766
2017	21,065
	$ 72,831

Note 4 - Commitments and Contingencies

(A) Franchise Agreement Commitments:

The Company is the franchisee for the seven Wendy's restaurants it owns and operates. The franchise agreements obligate the Company to pay to Wendy's International a monthly royalty equal to 4% of the gross sales of each restaurant, or $250, whichever is greater. The Company must also pay to Wendy's National Advertising Program 3.5% of the gross sales and spend not less than .5% of the gross sales of each restaurant for local and regional advertising.

Wendcharles I, LLC
Notes to the Financial Statements
December 27, 2015 and December 28, 2014

Note 4 - Commitments and Contingencies - (Continued):

(B) Minimum Operating Lease Commitments:

The lease for the restaurant located at 4113 Rivers Ave in North Charleston has a primary term that expires on March 31, 2025 and includes two five-year renewal options. The current annual rent for the lease is $106,983 through March 31, 2016. At that time and on each April 1 thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1%.

The lease for the restaurant located at 343 Folly Road in Charleston has a primary term that expires on November 6, 2021 and includes two five-year renewal options. The annual rent is $70,200 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $589,488.

The lease for the restaurant located at 361 Hwy 17 Bypass in Mt Pleasant has a primary term that expires on November 6, 2021 and includes two five-year renewal options. The annual rent is $55,333 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $750,000. In 2013 part of the land was condemned and the Company received $181,061 in proceeds. The lease was amended to reflect this change. The Company recognized a gain of $90,508.

The lease for the restaurant located at 935 Chuck Dawley Blvd in Mt Pleasant had a primary term that expired on September 9, 1996. The current term expires on September 9, 2016. The annual rent is $97,020 for the remainder of the current term. In addition the Company is required to pay percentage rent equal to 6% of gross sales in excess of base rent.

The lease for the restaurant located at 9145 University Blvd in North Charleston has a primary term that expires on March 31, 2025 and includes two five-year renewal options. The current annual rent for the lease is $109,734 through March 31, 2016. At that time and on each April 1 thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1%.

The lease for the restaurant located at 596 Long Point Road in Mt Pleasant has a primary term that expires on March 31, 2025 and includes two five-year renewal options. The current annual rent for the lease is $100,278 through March 31, 2016. At that time and on each April 1 thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1%

The lease for the restaurant located at 5275 International Blvd in North Charleston has a primary term that expires on April 30, 2027 and includes four five-year renewal options. The current annual rent for the lease is $129,150 through June 30, 2018. At that time and on each five year anniversary thereafter, annual rent will be increased by the previous year's annual rent multiplied by 5%.

Wendcharles I, LLC
Notes to the Financial Statements
December 27, 2015 and December 28, 2014

Note 4 - Commitments and Contingencies - (Continued):

(B) Minimum Operating Lease Commitments - continued:

The Company is required to pay all realty taxes, insurance, routine maintenance and common charges for the above leases.

Rent expense was $798,037 in 2015 and $872,350 in 2014 including percentage including percentage rent of $130,123 in 2015 and $115,744 in 2014.

Future annual minimum rentals are as follows:

2016	$ 641,161
2017	577,250
2018	583,704
2019	590,191
2020	593,481
Thereafter	2,441,147
	$ 5,426,934

(C) Financial and Operational Advisory Services Agreement:

The Company has a financial and operational advisory services agreement with three of its corporate officers. The agreement provides for these officers to: Consult with and advise the Company on applicable financial and/or operational matters and if required by the Company's debt, lease or franchise agreements, to which they are signatories, to remain ready, willing and able to maintain such status for the benefit of the Company, except where such guarantees are not needed; and remain able to provide such additional personal guarantees as, within their sole discretion, may reasonably be necessary to maintain the business of the Company. The initial term expires December 2011, and is automatically renewable annually thereafter, as long as the Company remains in business. The agreement also provides for the reimbursement of reasonable expenses incurred by the individuals in fulfilling their duties. (See Note 6A).

Note 5 - Capitalization and Operating Agreement

(A) Capitalization:

The Company's initial capitalization consisted of 800 units, of which 42 and 32 were sold to two managing members at $100 per unit, or $ 7,400 in the aggregate, and 80 units were sold to the third managing member at $125 per unit, or $10,000 in the aggregate. Of the remaining 646 units, 67 were sold at $100 per unit, or $6,700 in the aggregate, and 579 units were sold at per unit contributions of $4,700 totaling $2,721,300. All contributions totaled $2,745,400. (See Note 5B).

Note 5 - Capitalization and Operating Agreement - (Continued):

(B) Operating Agreement:

All purchasers of membership interests are parties to the Company's operating agreement which provides for the capitalization and operation of the Company, distributions to members and transfers of interests. Members' consents representing 75% of all membership interests are required for the following actions: Change in the operating agreement; voluntary dissolution; sale or exchange of substantially all assets; merger or consolidation; incurrence of debt or refinancing other than in the ordinary course of business or in connection with entering new or unrelated businesses; and removal of a manager, for cause. Members are not required to make up negative capital accounts. Distributions either from cash flow generated by operations or capital transactions (as defined) other than capital contributions are made at the sole discretion of the managers, acting unanimously. Managers are elected by the members. Outside liens against membership interests are prohibited. For permitted transfers of membership interests, book value is equal to assets less liabilities using the income tax method/accrual basis of accounting.

In 2014 the Company issued 700 new units for an aggregate capital contribution of $1,400,000.

Members wishing to sell their interests shall submit their request in writing, together with appropriate documentation setting forth the terms of such sale, to the managing members, who within thirty days and at their sole discretion, shall approve or disapprove of such sale. If not approved, the managing members within fourteen additional days may elect to have the Company purchase the offered units at the stated terms. Such action by the managing members is to be by simple majority. If the managing members determine that the offered interests are not to be redeemed by the Company, then the interests shall be offered to the remaining members of the Company, pro-rata at the same offered terms, who will have 14 additional days to purchase the offered shares. If the interests are not purchased by the members, then they may be sold to the third-party purchaser at the offered terms, but the purchaser must become bound by the terms of the operating agreement. Membership interests may also be transferred to family members or trusts or by reason of death or incompetence.

In the event of a termination of a member's interest by death, retirement, resignation, expulsion, bankruptcy, incompetence, or in the case of a member that is not a natural person - dissolution, the Company must be dissolved unless it is continued by the consent of all the remaining members. Non-consenting members are deemed to offer and authorized representatives or trustees of deceased or bankrupt members may offer the applicable membership interest, first to the Company, and then to the consenting (continuing) members. In such case, the offered interests must be purchased by either the Company or one or more of the consenting members. Such purchases, unless made by the Company, are to be made pro-rata to the existing interests of purchasing members, unless they agree otherwise or there is only one purchasing member.

Wendcharles I, LLC
Notes to the Financial Statements
December 27, 2015 and December 28, 2014

Note 5 - Capitalization and Operating Agreement - (Continued):

(B) Operating Agreement - continued:

In any event, all offered interests of non-consenting members or by the estate, trustee, etc. of deceased or bankrupt members, etc. must be purchased by the Company or one or more consenting members or the Company must be dissolved and liquidated.

Note 6 - Related Party Transactions

(A) Financial and Operational Advisory Services:

The Company paid two of its three managing members and a third individual a total of $43,200 in 2015 and $43,200 in 2014 pursuant to a financial and operational advisory services agreement. (See Note 4C).

(B) Redemption of Membership Interest:

In October 2009 the Company redeemed one member's .125% membership interest for $2,000.

In April 2015 the Company redeemed the former president's shares for $105,000 which represents a 5.93% interest in the Company.

In April 2015 the Company redeemed one members .145% membership interest for $4,000.

In May 2015 the Company issued a 5.53% membership interest for $5,000 to its new manager.

(C) Note Payable:

In March 2012 the Company borrowed $180,000 from Wendcapital, LLC. Both Companies have common owners; however they are not under common control.

Note 7 - Pension Plan

The Company maintains a qualified cash or deferred compensation plan under section 401(K) of the Internal Revenue Code for all full-time employees meeting certain service requirements. Under the plan, employees may elect to defer up to (15%) of their salary, subject to Internal Revenue Service limits. A discretionary matching contribution may be made by the Company and added to each participant's account. Company contributions for the plan amounted to $0 for 2015 and $0 for 2014.

Note 8 - Subsequent Event

Subsequent events have been evaluated through the date the financial statements were issued, as reflected on the independent accountants' review report.